Exhibit 99.4

POLY-PACIFIC INTERNATIONAL INC.

December 21, 2006 – Poly-Pacific International Inc. (TSX-V:PMB)(“Poly-Pacific”) announces that, in accordance with the policies of the TSX Venture Exchange, the board of directors has approved a grant of stock options to directors of Poly-Pacific to purchase an aggregate of 1,500,000 common shares at an exercise price of $0.10 per common share pursuant to its stock option plan. The stock options expire five years from the date of grant.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.